Exhibit 99.2

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, Ph.D	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256
(1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Secures Regulatory Approval for Commencement
of Upstream Manufacturing Activities of Uni-Gold™ HIV Rapid
Test Under Its Offshored and Outsourced Model, Supporting
Financial Performance Transformation

 - Approval Marks Final Regulatory Milestone Required to Enable Launch of Upstream Manufacturing
Activities Under New Offshored & Outsourced Production Model

- Expected to Drive Gross Margin Expansion, Improve Working Capital Efficiency, and Enhance Long‑Term Scalability

- Represents a Key Final Component of the Company’s Comprehensive Transformation Plan

DUBLIN, Ireland (February 10, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced it has now received full  regulatory approval for the commencement of upstream manufacturing activities for its flagship World Health Organization (WHO) prequalified Uni-Gold™ HIV rapid test under the Company’s offshored and outsourced production model.

This latest approval from the in‑country healthcare product regulatory authority marks the final major regulatory milestone required to fully implement Trinity Biotech’s new offshore & outsourced manufacturing model for Uni-Gold™ HIV, enabling the Company to transition some upstream processes to a more cost‑efficient and highly scalable offshore manufacturing platform.

The strategic transition is expected to:

•	Expand gross margins;
•	Improve working capital;
•	Enhance scalability to support future Uni-Gold™ HIV demand growth;
•	Strengthen the Company’s long‑term financial profile as part of its Comprehensive Transformation Plan.

This local regulatory approval builds on Trinity Biotech’s WHO approval for Uni-Gold™ HIV in November 2025, which authorised the Company’s upstream manufacturing approach and served as the technical foundation for this final in‑country manufacturing clearance.

John Gillard, Trinity Biotech President & Chief Executive Officer, commented:

“This approval is a critical final milestone in the execution of our Comprehensive Transformation Plan. Combined with our prior WHO authorisation, Trinity now has the regulatory approvals to fully realise the potential of this outsourced and offshored manufacturing model for Uni-Gold™ HIV. This model will expand our margin profile, enhance our working capital efficiency, and provide the scalability required to serve the global HIV rapid testing market for years to come.”

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.